Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

Trust for Advised Portfolios
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

August 5, 2015

VIA EDGAR TRANSMISSION

Mr. Keith Gregory
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:	Trust for Advised Portfolios (the “Trust”)
Securities Act Registration No: 333-108394
Investment Company Act Registration No: 811-21422
Zevenbergen Growth Fund S000050413
Zevenbergen Genea Fund S000050414

Dear Mr. Gregory:

This correspondence is being filed in response to your oral comments and suggestions of July 13, 2015, to the Trust’s Post-Effective Amendment (“PEA”) No. 67 to its registration statement.  PEA No. 67 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on Form N-1A on June 5, 2015, for the purpose of registering two new series of the Trust: Zevenbergen Growth Fund and Zevenbergen Genea Fund (the “Funds”).

In connection with this response to the comments made by the Staff of the U. S. Securities and Exchange Commission (the “Commission” or the “Staff”), the Trust, on behalf of the Funds, hereby states the following:

(1)
The Trust acknowledges that in connection with the comments made by the Staff on the Form N-1A registration statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement;

(2)
The Trust acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Trust represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Trust.

As discussed during the telephone call, the Trust responds in two sets of correspondence, with the first set of responses filed on July 24, 2015 that concentrated on Comments 23 through 35 regarding the section “The Adviser’s Prior Performance.” This second set of responses incorporates Comments 23 through 35 by reference to the July 24, 2015 filing and responds to the remaining comments.  For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

Prospectus

1.	Please provide the “Tandy” letter representation in your response letter.

The Trust has included the “Tandy” letter representation above.

2.	Please complete any missing information in the registration statement.

The Trust responds by confirming that all missing information will be included in the registration statement as part of the next post-effective amendment filing related to the Funds.

3.
Pursuant to Release No. 33-8590 Rulemaking for EDGAR System, please update the Series and Classes (Contracts) Information Page on the EDGAR Filing Web site with the Funds’ exchange ticker symbols, in addition to adding the ticker symbols to the front cover page of the Prospectus and Statement of Additional Information (“SAI”).

The Trust responds by confirming that the exchange ticker symbols will be added to the Series and Classes (Contracts) Information Page on the EDGAR Filing Web site and to the front cover page of the Prospectus and SAI.

4.	Please make conforming changes throughout the documents as applicable.

The Trust has applied conforming changes in response to the comments throughout the documents as applicable.

5.	The Staff comments are relevant to both the Zevenbergen Growth Fund and Zevenbergen Genea Fund, unless otherwise noted.

The Trust confirms comments will be applied to both Funds unless the comment notes otherwise.

6.	Principal Investment Strategies sections, please revise the sentences that include industry jargon phrases to clarify the meanings in plain English.

The Trust responds by revising the sentences as follows:

Growth Fund
The Zevenbergen Growth Fund seeks to invest in companies that are industry leaders with significant growth potential, strong competitive advantages ~~positioning~~, a sizeable addressable market, product differentiation and quality management ~~long-term potential to drive above-average revenue and earnings growth~~. ~~The Adviser seeks to invest in companies of any market capitalization that combine these growth characteristics with visionary management and attractive valuation.~~ The Fund’s portfolio generally will contain 30-60 stocks of any market capitalization.

Genea Fund
The Zevenbergen Genea Fund seeks to invest in companies benefitting from advancements in technology regardless of sector or industry. With a long-term investment horizon, the Adviser identifies ~~seeks to invest in~~ companies ~~of any market capitalization that it believes possess meaningful~~ with significant growth potential, strong competitive advantages, a sizable addressable market, product differentiation and ~~visionary~~ quality management~~, and attractive valuations~~. The Fund’s portfolio generally will contain 15-40 stocks of any market capitalization.

7.	In the Principal Investment Strategies sections, please revise the sentences that include the “business owner perspective” and “business models” to clarify the meanings in plain English.

The Trust responds by revising the sentences as follows:

The Adviser attempts to adopt the viewpoint of a business owner when evaluating the operations of a business, identifying revenue sources, customer bases, products, and details of financing over extended periods of time.

8.
The SAI fundamental policies states the Zevenbergen Growth Fund may concentrate in the technology group of industries and the Zevenbergen Genea Fund may concentrate in the technology and consumer discretionary groups of industries.  Accordingly, include disclosure in Items 4 and 9 describing the concentration policies and including the named industry risks for each respective Fund.

The Trust responds that it has confirmed with the Adviser that neither of the Funds plans to concentrate in a single industry and, therefore, there is no need to include disclosure in Items 4 and 9 describing concentration policies and the named industry risks for each Fund.  The Trust will revise the fundamental investment policy for the Funds to state that a Fund may not:

Invest more than 25% of the market value of its total assets in the securities of companies engaged in any one industry.  (Does not apply to investments in the securities of other investment companies or securities of the U.S. Government, its agencies or instrumentalities.)

9.
If appropriate, disclose in the strategy and risk sections with respect to any significant sub-industries in which the respective Fund may invest.  For example, the Staff notes the concentration in computer services and e-commerce.  The Staff refers the Funds to the SIC, GIPS and NIC industry classifications.

The Trust responds that it has confirmed with the Adviser that it has considered the various industry classifications and concluded that neither of the Funds will concentrate in a particular industry.

10.
Each Fund states that it may invest up to 100% of its assets in equity securities of foreign issuers through American Depositary Receipts or “similar securities.”  Please disclose the types of securities and its risks.

The Trust responds that it has confirmed with the Adviser that the only types of depositary receipts in which the Funds will invest are American Depositary Receipts and will remove the phrase “similar securities.”

11.	If a Fund will invest a significant percentage in emerging markets, include emerging markets in principal risks.

The Trust responds by noting that the Funds do not expect to invest a significant percentage in emerging markets and, therefore, principal risk disclosure is not necessary.

12.
In the Principal Investment Strategies section, the phrase “management meetings” is used.  This phrase may imply that the Adviser has had certain types of interactions with prospective investment companies.  Explain supplementally the general substance of the dialogue between the Adviser and the issuer management including if non-public information is or has been disclosed to the Adviser.  Disclose as appropriate if the Funds are suggesting to investors that the Adviser may be privy to non-public information.

The Trust responds that it has confirmed with the Adviser that the term “management meetings” refers to permissible private meetings with management, and all material information disclosed by managers in such meetings was publicly available and accessible to all investors.

13.	In the same sentence as referenced in No. 12, the phrase “product testing” is used which suggests that the Adviser conducts its own testing of products. Clarify or delete this phrase as appropriate.

The Trust responds that it has confirmed with the Adviser that the referenced product testing is performed by the Adviser and will rephrase the disclosure to state “use of products” or “product use” as applicable.

14.	In the same sentence as referenced above in No. 12, disclose how the Adviser monitors “private equity and venture capital investing.”

The Trust responds that it has confirmed with the Adviser that the following revisions are appropriate:

The Adviser identifies company growth drivers using a variety of resources both traditional (e.g., management meetings, conference attendance, financial statement analysis, and Wall Street research) and unconventional (e.g., monitoring private equity and venture capital activity by attending investment conferences, subscribing to and reviewing publications, including print and online private equity and venture capital newsletters and periodicals, ~~and~~ as well as through product use ~~testing~~).  These ~~growth~~ drivers may include ~~factor in~~ long-term product differentiation, customer demand, competitive positioning (i.e., position a firm occupies in a market or is trying to occupy, relative to its competition), and historical and projected industry growth ~~dynamics~~.

15.
In the Principal Investment Strategies, define the term “Comparative Valuation Model” in Plain English and disclose how this generates upside and downside stock forecasts including sectors or indices. In addition, in the summary section, clarify whether the portfolio manager relies solely on the Comparative Valuation Model. Lastly, if significant, disclose risk factors relating to use of the Comparative Valuation Model.

The Trust responds by removing the term “Comparative Valuation Model” from Item 4 disclosure and by revising the Item 9 disclosure as shown below, as the model is not predictive in nature and does not have significant risk factors:

The Adviser maintains internally calculated estimates of revenue, cash flow and earnings growth assisted by a valuation model designed to determine potential ~~are used in the Adviser’s proprietary Comparative Valuation Model, which generates~~ upside and downside stock price risk ~~forecasts~~. With the Fund fully invested at all times (negligible cash balance), new securities must present compelling fundamentals and valuation upside when compared to existing holdings before they are added to the portfolio.

16.	Principal Risks of the Fund, consider adding geographical risk, if significant.

The Trust responds by noting the Funds do not expect to invest a significant percentage in a certain geographic region and, therefore, principal risk disclosure is not necessary.

17.	Holdings Risk, delete the reference to the “Fund’s benchmark” as the prospectus does not identify the benchmark.

The Trust responds by deleting the reference to the Fund’s benchmark in the holdings risk disclosure, as it is not applicable.

18.           Under the Asset Management Team section, delete the paragraph describing a team-based approach as this information is not permitted in Item 5.  Move the disclosure to Item 10 per Instruction (2) to Item 10(a).

The Trust responds by moving the disclosure to Item 10 in the Management section.

19.
In the Principal Investment Strategies of the Zevenbergen Genea Fund, revise to clarify the types of industries and/or sectors in which the Fund will invest, e.g., consumer discretionary industry as disclosed in the SAI.

The Trust responds by stating that it has confirmed with the Adviser that the Zevenbergen Genea Fund does not intend to concentrate in a particular industry and, therefore, the fundamental policy in the SAI has been revised.  The current sector disclosure remains accurate; however, should the Fund invest significantly in a particular sector in the future, appropriate disclosure will be added to the prospectus.

20.
In the Principal Investment Strategies applicable to both Funds section, second paragraph disclosure states that the Funds are non-diversified and may invest greater than 25% of assets in more than one sector.  Supplementally explain how the Funds’ allocation policy is consistent with Investment Restrictions Nos. (7) and (8) in the SAI.

The Trust responds that as discussed in Responses 8, 9, and 19 above, the Funds are not planning to concentrate in an industry or group of industries and, therefore, has revised the Fundamental Investment Policies to reflect this change.  The current sector disclosure will be revised to state that each Fund may invest a significant portion of its assets in the securities of companies in the same sector; should a Fund invest significantly in a particular sector in the future, appropriate disclosure will be added to the prospectus.

21.
In the Related Risks applicable to both Funds section, Non-Diversification Risk disclosure states “there is no restriction under the Investment Company Act of 1940” on how much a Fund may invest in the securities of an issuer.” Supplementally explain the basis for this statement and revise disclosure as appropriate.

The Trust responds by replacing the current disclosure with the following:

Non-Diversification Risk.  The Funds are “non-diversified” mutual funds and, as such, their investments are not required to meet certain diversification requirements under federal securities law.  The Funds are permitted to invest a greater percentage of its assets in the securities of a single issuer than a diversified fund.  Thus, a Fund may have fewer holdings than other funds.  As a result, a decline in the value of those investments would cause a Fund’s overall value to decline to a greater degree than if a Fund held a more diversified portfolio.  The Funds are still subject to certain diversification requirements for federal income tax purposes.  See “Distributions and Tax Information” in the Funds’ Statement of Additional Information for more information.

22.	In the Management of the Funds section, please update the Adviser’s assets under management to a more current date.

The Trust responds by updating the Adviser’s assets under management information as of June 30, 2015.

Comments No. 23 through 35 are incorporated by reference to the Trust correspondence filed with the SEC EDGAR system on July 24, 2015.

36.
Please disclose in the “Shareholder Information” section that depositary receipts that are listed primarily on foreign exchanges that trade on weekends or other days when the Funds do not price shares may have an effect on NAV when shareholders will not be able to purchase or redeem shares.

The Trust responds that it has confirmed with the Adviser that the only types of depositary receipts in which the Funds will invest are American Depositary Receipts and/or those that trade on U.S. exchanges and, therefore, disclosure is not required.

37.
“Fair Value Pricing” section, second paragraph regarding pricing of non-U.S. securities, please consider briefly describing how the Valuation Committee will fair value the types of securities listed in parenthetical (a) through (e), including the source of any pricing information used by the Valuation Committee.

The Trust responds that the disclosure will be revised to clarify that fair value determinations are made by the Adviser, with review and oversight by the Valuation Committee and, ultimately, the Board.  The Adviser fair values using information from, among others, sourcing quotes from brokers and independent pricing services.  In addition, the disclosure on page 18 of the SAI will be revised to state the following:

The Board has delegated to the Valuation Committee certain responsibilities associated with the pricing of the Funds’ portfolio securities and other assets. ~~The~~ Valuation Committee ~~Board has delegated day-to-day valuation issues to a Valuation Committee that is comprised of the Trust’s President, Treasurer and Assistant Treasurer and is overseen by the Trustees.~~  The function of the Valuation Committee is to review and oversee the Adviser’s valuation of securities held by any series of the Trust for which current and reliable market quotations are not readily available.  Such securities are valued at their respective fair values as determined in good faith by the Adviser and reviewed by the Valuation Committee, and the actions of the Valuation Committee are subsequently reviewed and ratified by the Board.

38.
In the section “How to Buy Shares,” regarding the sentence “Therefore, a deposit in the mail or with such services, or receipt at U.S. Bancorp Fund Services, LLC’s post office box, of purchase orders or redemption requests does not constitute receipt by the Transfer Agent,” please disclose what does constitute receipt by the transfer agent.

The Trust responds by adding the following language:

Receipt constitutes physical possession of the purchase order or redemption request by the Transfer Agent.

39.	In the “Automatic Investment Plan” section, please disclose if this is available for Institutional Class shares.

The Trust responds that the AIP is not available for the Institutional Class and will add disclosure clarifying AIP is not available for Institutional Class.

40.
“Payment of Redemption Proceeds” disclosure states the Funds may delay redemption up to 15 calendar days.  Clarify the purpose for which the Funds may delay payment of redemption for such an extent of time.

The Trust responds by adding the following disclosure:

Before selling recently purchased shares, please note that if the Transfer Agent has not yet collected payment for the shares you are selling, it may delay sending the proceeds until the payment is collected, which may take up to 15 calendar days from the purchase date.

41.	“Signature Guarantees” disclosure states the Funds may waive this requirement in certain circumstances. Please disclose how a signature guarantee may be waived (e.g., by telephone).

The Trust responds by adding disclosure to the effect that under such circumstances, the Adviser will be required to complete a form that includes a statement to the effect that it knows the client personally.

42.	In the “Tax Consequences” section, describe the tax effect of exchanging Fund shares as required under Form N-1A 11(f)(1)(iii).

The Trust responds by adding the following disclosure:

An exchange of shares of one Fund for shares of another Fund is considered a sale and generally results in a capital gain or loss for federal income tax purposes, unless you are investing through an IRA, 401(k) or other tax-advantaged account. An exchange of shares of one class directly for shares of another class of the same Fund normally should not be taxable for federal income tax purposes. You should talk to your tax advisor before making an exchange.

43.
In the “General Polices” section, fourth bullet, clarify how an earlier payment could adversely affect the Funds.  In addition, reconcile the seven calendar day delay of redemption in this section with the fifteen calendar delay of redemption referenced in Comment 40.

The Trust responds by adding the following language:

Before redeeming recently purchased shares, please note that if the Transfer Agent has not yet collected payment for the shares you are redeeming, it may delay sending the proceeds until the payment is collected, which may take up to 15 calendar days from the purchase date.  Furthermore, there are certain times when you may be unable to redeem the Funds’ shares or receive proceeds.  Specifically, the Funds may suspend the right to redeem shares or postpone the date of payment upon redemption for more than three business days for:

(1) any period during which the NYSE is closed (other than customary weekend or holiday closings) or trading on the NYSE is restricted;

(2) any period during which an emergency exists as a result of which disposal by the Funds of securities owned by them is not reasonably practicable or it is not reasonably practicable for the Funds fairly to determine the value of their net assets; or

(3) such other periods as the SEC may permit for the protection of the Funds’ shareholders.

SAI

44.	As required under Form N-1A, Item 14(a)(3)(ii), disclose on the front cover whether and from where information is incorporated by reference into the SAI, as permitted by General Instruction D.

The Trust responds that as the Funds are newly organized, there is no information incorporated by reference at this time.  The Funds will revise the statement as appropriate at the annual registration statement update filing.

45.	The www.zci.com/funds website could not be accessed.

The Trust responds that the website will be accessible upon public offering of the Funds.

46.
In the “Investment Restrictions” section, regarding Fundamental Policies No. 7 and No. 8, will the Funds be concentrated in technology and consumer discretionary, as applicable to the respective Fund? If yes, the Funds cannot reserve freedom of action with regard to concentration and will need to revise disclosure to state affirmatively.  Please refer to 1940 Act Sections 8(b)(1) and 13(a)(3).

As discussed in Responses 8, 9, 19, and 20 above, the Funds are not planning to concentrate in an industry or group of industries and, therefore, have revised the Fundamental Investment Policies to reflect this change.

47.
In the “Additional Information about Fundamental Policies” disclosure with respect to Fundamental Policies No. 7 and No. 8, the disclosure indicates the Funds may concentrate in the enumerated groups.  Please state the maximum percentage that may be concentrated in each industry and the risks as appropriate.

As discussed in Responses 8, 9, 19, 20, and 46 above, the Funds are not planning to concentrate in an industry or group of industries and, therefore, have revised the Additional Information about Fundamental Policies to reflect this change.

48.
“Portfolio Holdings Policy” section, first set of bullets, second bullet, revise disclosure to indicate whether each party who receives disclosure is subject to a duty of confidentiality, including a duty not to trade on non-public information and not just the mutual fund rating organizations as indicated in the second bullet.  If each party is not subject to a duty of confidentiality and prohibition of trading on non-public information, please disclose why no such duty and prohibition is required of such person or persons.

The Trust responds that it has confirmed with the Adviser that each party who receives disclosure of portfolio holdings information is subject to a duty of confidentiality, including a duty not to trade on non-public information and will revise the disclosure accordingly.

Pursuant to the Trust’s portfolio holdings disclosure policies, information about each Fund’s portfolio holdings is not distributed to any person unless by explicit agreement or by virtue of their respective duties to the Fund, such persons are required to maintain the confidentiality of the information disclosed, including a duty not to trade on non-public information.

49.
“Portfolio Holdings Policy” section, second set of bullets, third bullet, clarify the lag time, if any,  between the date the information is generated and the date the information is disclosed to named parties, as per Form N-1A, Item 16(f)(1)(iii).

The Trust responds by revising the disclosure above the second set of bullets to disclose lag time.

Certain of the persons listed above receive information about each Fund’s portfolio holdings on an ongoing basis without lag as part of the normal investment activities of the Funds.

50.
In the “Board Leadership Structure” section, disclosure notes that the President and Principal Executive Officer of the Trust is presiding officer at all Board of Trustee meetings and sets the agenda.  We note that both the President and the interested Trustee of the Trust are interested persons of the Trust due to employment by the administrator, an affiliated person of the distributor.  With respect to the Board leadership, clarify the Board’s rationale for assigning the President with his present duties. In responding, address why an existing Trustee was not chosen and whether the President of the Trust receives any compensation from the Trust and whether the Board considered any potential conflicts due to the President’s affiliation with the distributor.  The Staff may have further comments on this issue.

The Trust responds that it has deleted the disclosure, as the agenda is not set by any one individual.  The Trust notes that the President of the Trust receives no compensation from the Trust.  The Trust confirms that the Board does not consider there to be a conflict of interest due to the President’s affiliation with the Trust’s distributor.

Given the fact there is only a small number of funds in the Trust, the Trust does not have a Chairman of the Board, nor does the Trust have a lead disinterested trustee. ~~The President of the Trust is the presiding officer at all meetings of the Board and sets the agenda for the Board meetings, with input from the trustees and other officer of the Trust.~~ The Trust has determined that its leadership structure is appropriate in light of, among other factors, the asset size and nature of the Trust, the arrangements for the conduct of the Trust’s operations, the number of Trustees, and the responsibilities of the Board.

51.
“Determination of Share Price” section in the SAI does not include the same disclosure relating to early calculation of the NAV as disclosed in the “Shareholder Information” section of the Prospectus.  Please reconcile the information.

The Trust responds by adding the following disclosure to the appropriate SAI section:

The NAV of the Funds is determined as of the close of regular trading on the New York Stock Exchange (the “NYSE”) (generally 4:00 p.m., Eastern Time), each day the NYSE is open for trading.  However, a Fund’s NAV may be calculated earlier if trading on the NYSE is restricted or as permitted by the SEC. The NYSE annually announces the days on which it will not be open for trading.  It is expected that the NYSE will not be open for trading on the following holidays:  New Year’s Day, Martin Luther King, Jr. Day, Washington’s Birthday/Presidents’ Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. The NAV will not be calculated on days when the NYSE is closed for trading.

I trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact me at 626-914-7220.

Sincerely,

____________________________________

Eric W. Pinciss, Esq.
Secretary
Trust for Advised Portfolios